Exhibit 99.3

Consolidated Financial Statements

Years ended December 31, 2023 and 2022

(Expressed in thousands of Canadian dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying audited consolidated financial statements, related note disclosures, and other financial information contained in the management’s discussion and analysis of Skeena Resources Limited (the “Company”) were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for the preparation and presentation of the annual consolidated financial statements, including responsibility for significant accounting judgments and estimates, and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

The Company maintains adequate systems of internal accounting and administrative controls. Such systems are designed to provide reasonable assurance that transactions are properly authorized and recorded, the Company’s assets are appropriately accounted for and adequately safeguarded, and that the financial information is relevant and reliable.

The Board of Directors is responsible for reviewing and approving the audited consolidated financial statements together with the other information of the Company and for overseeing management’s fulfillment of its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee reviews the audited consolidated financial statements, management’s discussion and analysis, the external auditors’ report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

“Randy Reichert”	“Andrew MacRitchie”

Randy Reichert	Andrew MacRitchie
President & Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
March 28, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Skeena Resources Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Skeena Resources Limited and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2022.

Vancouver, Canada
March 28, 2024

SKEENA RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(expressed in thousands of Canadian dollars)

	Note	December 31, 2023	December 31, 2022
ASSETS

Current
Cash and cash equivalents		$91,135	$40,602
Marketable securities	5	1,554	2,494
Receivables	6,20	3,225	5,682
Prepaid expenses	7	1,588	1,400
		97,502	50,178

Deposits	8	2,102	2,128
Exploration and evaluation interests	10	62,414	95,438
Capital assets	11	32,969	20,236

Total assets		$194,987	$167,980

LIABILITIES

Current
Accounts payable and accrued liabilities	20	$20,588	$13,977
Current portion of lease liabilities	14	1,061	545
Flow-through share premium liability	12	3,137	4,557
Current portion of other liabilities		449	1,806
		25,235	20,885

Convertible debenture	13	22,775	—
Long-term lease liabilities	14	8,546	3,017
Provision for closure and reclamation	15	13,654	6,160
Other liabilities		242	691

Total liabilities		70,452	30,753

SHAREHOLDERS’ EQUITY

Capital stock	16	552,397	464,029
Commitment to issue shares	10	750	1,250
Reserves		48,299	39,879
Deficit		(476,911)	(367,931)

Total shareholders’ equity		124,535	137,227

Total liabilities and shareholders’ equity		$194,987	$167,980

COMMITMENTS (NOTE 4, 10 AND 12)

CONTINGENCIES (NOTE 21)

SUBSEQUENT EVENTS (NOTE 22)

ON BEHALF OF THE BOARD OF DIRECTORS:

signed "Craig Parry"	signed "Suki Gill"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

SKEENA RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(expressed in thousands of Canadian dollars, except share and per share amounts)

		For the years ended
		December 31,
	Note	2023	2022
Accretion	13,14,15	$339	$91
Administrative compensation	20	6,378	4,805
Change in fair value of convertible debenture	13	164	—
Communications		1,316	2,800
Consulting		1,140	801
Depreciation	11	392	289
Exploration and evaluation	10	91,855	91,602
Flow-through share premium recovery	12	(5,078)	(13,326)
Gain on sale of royalty	10	—	(9,463)
Insurance		1,721	1,922
Interest income		(2,040)	(361)
Loss (gain) on marketable securities	5	544	(1,007)
Office and administration		1,776	1,363
Professional fees		1,732	1,502
Share-based payments	16,20	8,856	7,387
Transfer agent and listing fees		529	485
Loss before income tax		$(109,624)	$(88,890)
Income tax recovery	19	644	—
Loss and comprehensive loss for the year		$(108,980)	$(88,890)

Loss per share – basic and diluted		$(1.29)	$(1.26)

Weighted average number of common shares outstanding – basic and diluted		84,353,282	70,348,528

The accompanying notes are an integral part of these consolidated financial statements.

SKEENA RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(expressed in thousands of Canadian dollars, except shares)

						Total
	Capital Stock		Commitment to	Reserves		Shareholders’
	(Note 16)		Issue Shares	(Note 16)	Deficit	Equity
	Shares	Amount
Balance December 31, 2021	65,392,363	$361,982	$—	$40,608	$(279,041)	$123,549
Bought deal offering	5,702,479	34,500	—		—	34,500
Private placements	1,867,404	18,040	—		—	18,040
Acquisition of QuestEx Gold & Copper Ltd. (Note 9)	1,082,553	9,528	—	328	—	9,856
Acquisition of exploration and evaluation interests (Note 10)	271,340	1,670	1,250		—	2,920
Share-based payments	—	—	—	11,706	—	11,706
Exercise of options	479,169	3,722	—	(1,237)	—	2,485
Vesting of restricted share units	48,074	200	—	(200)	—	—
Exercise of warrants	2,812,500	41,701	—	(11,326)	—	30,375
Share issue costs	—	(2,753)	—	—	—	(2,753)
Flow-through share premium (Note 12)	—	(4,561)	—	—	—	(4,561)
Loss for the year	—	—	—	—	(88,890)	(88,890)
Balance December 31, 2022	77,655,882	$464,029	$1,250	$39,879	$(367,931)	$137,227
Bought deal offering	10,005,000	73,537	—	—	—	73,537
Private placements	1,767,184	15,275	—	—	—	15,275
Acquisition of exploration and evaluation interests (Note 10)	70,285	500	(500)	—	—	—
Exercise of options	267,524	1,620	—	(586)	—	1,034
Vesting of restricted share units	400,776	3,646	—	(3,646)	—	—
Tahltan Investment Rights	119,785	1,500	—	(1,500)	—	—
Exercise of warrants	9,657	90	—	(25)	—	65
Share issue costs	—	(4,142)	—	—	—	(4,142)
Flow-through share premium (Note 12)	—	(3,658)	—	—	—	(3,658)
Equity component of convertible debenture, net of tax of $644 (Note 13)	—	—	—	1,741	—	1,741
Share-based payments	—	—	—	12,436	—	12,436
Loss for the year	—	—	—	—	(108,980)	(108,980)
Balance December 31, 2023	90,296,093	$552,397	$750	$48,299	$(476,911)	$124,535

The accompanying notes are an integral part of these consolidated financial statements.

SKEENA RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of Canadian dollars)

		For the years ended
		December 31,
	Note	2023	2022
OPERATING ACTIVITIES
Loss for the year		$(108,980)	$(88,890)
Items not affecting cash
Accretion	13,14,15	546	154
Change in fair value of convertible debenture	13	164	—
Depreciation	11	2,400	1,912
Flow-through share premium recovery	12	(5,078)	(13,326)
Gain on sale of royalty	10	—	(9,463)
Income tax recovery	19	(644)	—
Loss (gain) on marketable securities	5	544	(1,007)
Loss on sale of equipment		—	87
Share-based payments	16	11,987	10,971
Transaction costs attributed to the liability portion of convertible debenture		47	—
Write-down of capital assets	11	65	—
Changes in non-cash operating working capital
Receivables		3,362	1,783
Prepaid expenses		(188)	4,432
Accounts payable and accrued liabilities		5,177	(34)
Net cash used in operating activities		(90,598)	(93,381)

INVESTING ACTIVITIES
Purchase of marketable securities	5	—	(1,652)
Proceeds from sale of marketable securities	5	396	11
Deposits refunded (paid)	8	(125)	305
Exploration and evaluation asset expenditures	10	(14,354)	(379)
Purchase of net smelter return royalty	10	—	(17,500)
Net proceeds from sale of net smelter return royalty	10	56,000	26,963
Purchase of capital assets	11	(8,749)	(1,342)
Proceeds from disposal of capital assets		—	255
Settlement of other liabilities arising from mineral property acquisitions	10	(1,900)	—
Consideration paid on acquisition of QuestEx Gold & Copper Ltd.	9	—	(18,749)
Transaction costs on acquisition of QuestEx Gold & Copper Ltd.	9	—	(889)
Cash acquired on acquisition of QuestEx Gold & Copper Ltd.	9	—	5,037
Proceeds from sale of assets acquired from QuestEx Gold & Copper Ltd.	9	—	19,341
Net cash provided by investing activities		31,268	11,401

FINANCING ACTIVITIES
Lease payments	14	(991)	(477)
Proceeds from bought deal financing	16	73,537	34,500
Proceeds from private placements	16	15,275	18,040
Proceeds from issuance of convertible debenture	13	25,000	—
Proceeds from option exercises	16	1,034	2,485
Proceeds from warrant exercises	16	65	30,375
Share issue costs	16	(4,057)	(2,654)
Net cash provided by financing activities		109,863	82,269

Change in cash and cash equivalents during the year		50,533	289
Cash and cash equivalents, beginning of the year		40,602	40,313

Cash and cash equivalents, end of the year		$91,135	$40,602

Cash and cash equivalents are comprised of:
Cash		$90,760	$40,345
Cash equivalents		375	257
Cash and cash equivalents		$91,135	$40,602

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (NOTE 18)

The accompanying notes are an integral part of these consolidated financial statements.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

1.	NATURE OF OPERATIONS

Skeena Resources Limited (“Skeena” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the exploration and evaluation of mineral properties focused in British Columbia. The Company’s corporate office is located at 2600 – 1133 Melville Street, Vancouver, British Columbia, V6E 4E5. The Company’s stock is trading on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange under the ticker symbol “SKE”, and on the Frankfurt Stock Exchange under the ticker symbol “RXF”. The Company is in the exploration stage with respect to its mineral property interests.

The Company has previously relied primarily on share issuances in order to fund its exploration and evaluation activities and other business objectives. As at December 31, 2023, the Company had cash and cash equivalents of $91,135,000. Based on forecasted expenditures, this balance will be sufficient to fund the Company’s committed exploration and evaluation expenditures and general administrative costs for at least twelve months from the reporting date. However, if the Company continues its current level of exploration and evaluation activities planned for twelve months after the reporting date, the current cash balances will not be sufficient to fund these expenditures. In the longer term, the Company’s ability to continue as going concern is dependent upon successful execution of its business plan (including bringing the Eskay Creek project to profitable operation), raising additional capital or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through the issuance of shares and construction financing which is anticipated to be provided through a combination of debt, equity and other instruments at the appropriate time. There can be no guarantees that future equity and/or construction financings will be available on acceptable terms or at all, in which case the Company may need to reduce or delay its longer-term exploration and evaluation plans.

On June 1, 2022, the Company acquired all of the issued and outstanding common shares of QuestEx Gold & Copper Ltd. (“QuestEx”) for cash and share consideration totalling $41,250,000, including replacement options and warrants to the holders of QuestEx options and warrants (Note 9) (the “QuestEx Transaction”). Concurrent with the QuestEx Transaction, the Company sold certain mineral properties to an affiliate of Newmont Corporation for $25,598,000.

2.	BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The accounting policies adopted in these financial statements are based on IFRS in effect as at December 31, 2023.

The consolidated financial statements of Skeena for the year ended December 31, 2023 were reviewed by the Audit Committee and were approved and authorized for issuance by the Board of Directors on March 28, 2024.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Basis of measurement

These consolidated financial statements have been prepared on historical cost basis, except for marketable securities which are valued at fair value on the reporting date. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Significant accounting estimates and judgments

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting periods. Actual outcomes could differ from these estimates and judgments, which, by their nature, are uncertain. The impacts of such estimates and judgments are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates or changes to judgments are recognized in the period in which the estimate or judgment is revised and may affect both the period of revision and future periods.

Significant assumptions that management has made about current unknowns, the future, and other sources of estimated uncertainty, could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made. Such significant assumptions include the following areas:

Critical accounting estimates

●	Recoverable amount of exploration and evaluation interests

The carrying value of exploration and evaluation assets and the likelihood of future economic recoverability of these carrying values is subject to significant management estimates. The application of the Company’s accounting policy for and determination of recoverability of capitalized assets is based on assumptions about future events or circumstances. New information may change estimates and assumptions made. If information becomes available indicating that recovery of expenditures are unlikely, the amounts capitalized are impaired and recognized as a loss in the period that the new information becomes available.

●	Valuation of exploration and evaluation assets acquired

The cost of acquiring exploration and evaluation assets is capitalized and represents their fair value at the date of acquisition. The carrying values of properties acquired by Skeena resulting from the acquisition of QuestEx and sale of certain assets to Newmont Corporation (Note 9) are subject to estimates relating to: (i) fair value of non-cash portion of consideration paid to acquire QuestEx; (ii) fair value of other assets and liabilities of QuestEx at acquisition date; and (iii) estimated value of mineral resources within the properties, including their exploration potential.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Significant accounting estimates and judgments (continued)

Critical accounting estimates (continued)

●	Valuation of exploration and evaluation assets acquired (continued)

The carrying value of Eskay North mineral property, which was regarded as part of Eskay Creek property, and Red Chris properties are subject to estimates relating to the fair value of the non-cash consideration and discount rate used to determine the present value of future cash obligations.

●	Valuation of contingent consideration receivable

The value of contingent consideration receivable from Franco-Nevada Corporation (Note 10) is subject to significant estimates relating to the probability of occurrence of certain events.

●	Leases

The incremental borrowing rates used to determine the fair values of the right-of-use assets and lease liabilities are highly subjective and could materially affect these fair value estimates.

●	Provision for closure and reclamation

The process of determining a value for the closure and reclamation provision is subject to estimates and assumptions. Significant estimates include the amount and timing of closure and reclamation costs and the discount rate used.

●	Share-based payments

The fair value of share-based payments is subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices and risk-free rates, changes in the subjective input assumptions can materially affect the fair value estimate.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Significant accounting estimates and judgments (continued)

●	Valuation of the components of the convertible debenture

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. The convertible debenture contains multiple embedded derivatives. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions, including market, existing at the end of each reporting period. See Note 13 for further details on the methods and assumptions associated with the measurement of the convertible debenture. There is a high degree of estimation uncertainty associated with the inputs in the models used to value the components of the convertible debenture. Changes in assumptions or estimates used in determining the fair value of the financial instruments could impact the values attributed to the components of the convertible debenture in the statement of financial position. Such a change would also impact the fair value movements of the statement of loss and comprehensive loss for the period.

Critical accounting judgments

●	Going concern

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay for its ongoing operating expenditures, meet its liabilities for the ensuing year, and to fund planned and contractual exploration programs, involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

●	Recoverability of mineral property interests

Assets or cash-generating units (“CGUs”) are separately evaluated at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment for the Company’s mineral property interests, such as geologic and metallurgic information, economic assessments or studies, whether facilities are still accessible, whether permits are still existing and valid, and the Company’s ability to continue exploration and development.

●	Refundable tax credits and flow-through expenditures

The Company is entitled to refundable tax credits on qualifying resource expenditures incurred in Canada. Management’s judgment is applied in determining whether expenditures are eligible for claiming such credits.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Significant accounting estimates and judgments (continued)

Critical accounting judgments (continued)

●	Refundable tax credits and flow-through expenditures (continued)

The Company is also required to spend proceeds received from the issuance of flow-through shares on qualifying resource expenditures. Management’s judgment is applied in determining whether qualifying expenditures have been incurred. Differences in judgment between management and regulatory authorities could materially decrease refundable tax credits, increase the flow-through share premium liability and flow-through expenditure commitment.

●	Leases

Management applies judgment in determining whether a contract contains an identified asset, whether the Company has the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create an economic incentive to exercise renewal options.

●	Convertible debenture

Significant judgments applied in valuing the liability component and the conversion option equity component included assigning probabilities to the likelihood and timing of (i) the Company completing a project financing of at least US$200,000,000 during the term of the debenture; and (ii) a change of control event occurring during the term of the debenture. The valuation of the liability component and the conversion option equity component were sensitive to the probabilities assigned by Management.

3.	MATERIAL ACCOUNTING POLICY INFORMATION

Mineral property interests

The acquisition costs of mineral properties are capitalized as exploration and evaluation interests on a project-by-project basis, pending determination of the technical feasibility and the commercial viability of the project. Acquisition costs include cash or shares paid, liabilities assumed, and associated legal costs paid to acquire the interest, whether by option, purchase, staking, or otherwise. Costs of investigation incurred before the Company has obtained the legal right to explore an area are recognized in profit or loss.

Exploration and evaluation expenditures relate to costs incurred in the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activities include permitting; community engagement; researching and analyzing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; and evaluating the technical feasibility and commercial viability of extracting a mineral resource.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Mineral property interests (continued)

Unless indicated otherwise in the mineral property interests accounting policy information, all exploration and evaluation expenditures are expensed.

The Company capitalizes expenditures relating to the construction of mine-related infrastructures to the exploration and evaluation asset to which they relate.

The Company records the proceeds from the initial sale of a royalty interest as a reduction in the carrying amount of the exploration and evaluation interest to which it relates, and does not recognize any gain or loss on such royalty interest transactions in the statement of loss until the consideration received is in excess of the carrying amount of the associated exploration and evaluation asset. When the Company exercises its contractual right to repurchase a royalty interest on one of its exploration and evaluation assets in contemplation of reselling it to a third party, the Company recognizes a gain on the repurchase and resale of the royalty interest in the statement of loss only when the resale transaction has closed.

When economically viable reserves and technical feasibility have been determined, final construction and operating permits have been issued, and the decision to proceed with development has been approved by the Board of Directors, the capitalized mineral property interest for that project and subsequent costs incurred for the development of that project are capitalized as mines under construction as a component of mine properties, property, plant and equipment once an impairment test has been completed. In order for production to occur, the Company must first obtain exploitation and other permits on such properties. Such permits are subject to the approval of the local government and government-controlled entities. Unless and until such permits are obtained, there can be no assurance that such permits will be obtained. As such, permits need to be obtained before costs are reclassified from exploration and evaluation interests to mines under construction.

The province of British Columbia has a Mineral Exploration Tax Credit (“METC”), whereby a company may receive a refundable tax credit of 20% or 30% for incurring qualified mineral exploration expenditures, for determining the existence, location, extent or quality of a mineral resource in the province of British Columbia. The Company recognizes METC as a reduction of exploration expenses in the period in which the qualifying expenditures are incurred. The amount ultimately recovered may be different from the amount initially recognized.

Interest on borrowings related to the construction and development of assets are capitalized until substantially all the activities required to make the asset ready for its intended use are complete. The costs of removing overburden to access ore are capitalized as pre-production stripping costs and classified as mineral property interests. Proceeds and related cost of sales associated with the sale of items produced while preparing the mineral properties and mines under construction for their intended use are recognized in profit or loss.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Capital assets

Capital assets are recorded at cost less accumulated depreciation, with depreciation calculated on a declining-balance basis at an annual rate of 30% for computer hardware, 20% for equipment, and 100% for computer software. Buildings and structures are depreciated on a straight-line basis over 5 to 20 years. Leased assets and associated leasehold improvements are depreciated on a straight-line basis over the term of their respective leases.

Expenditures incurred after the assets have been put into operation, such as repairs and maintenance costs, are recognized as expense in the period the costs are incurred.

The remaining useful lives, residual values and depreciation methods are reviewed and adjusted, if appropriate, at each reporting period to ensure that the periods and method of depreciation are consistent with the expected pattern of economic benefits from the items of capital assets.

An item of capital assets is derecognized when either it has been disposed of or when it is permanently withdrawn from use and no future economic benefits are expected from its use or disposal. Any gains or losses arising on the retirement and disposal of an item of capital assets are included in profit or loss in the period of retirement or disposal.

Leases

Upon lease commencement, the Company recognizes a right-of-use asset, which is initially measured at the amount of the lease liability plus any direct costs incurred. The Company depreciates the right-of-use asset on a straight-line basis. If the ownership of the underlying asset is transferred to the Company, or the Company is reasonably certain to exercise a purchase option, the Company depreciates the right-of-use asset from the commencement date to the end of the useful life of the underlying asset. Otherwise, the Company depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

The Company also assesses the right-of-use asset for impairment when such indicators exist. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease; if the implicit lease rate cannot be determined, the incremental borrowing rate is used. The incremental borrowing rate is the estimated rate that the Company would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value.

This rate is adjusted should the lessee entity have a different risk profile to that of the Company. Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised. Payments against the lease are then offset against the lease liability, with interest recorded as accretion expense in profit or loss. The lease liability is subsequently remeasured to reflect changes to the terms of the lease. Assets and liabilities are recognized for all leases unless the lease term is twelve months or less or the underlying asset has a low value.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Impairment of long-lived assets

At the end of each reporting period, the Company’s long-lived assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an orderly transaction between market participants. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the CGU to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Financial instruments

Financial instruments are agreements between two parties that give rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Classification of financial assets and liabilities

The Company classifies its financial assets and liabilities in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets and liabilities at initial recognition.

The classification of financial assets is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition, the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has designated them at FVTPL. Directly attributable transaction costs are recognized in profit or loss as incurred. The fair value changes to financial liabilities at FVTPL are presented as follows: the amount of change in the fair value that is attributable to changes in the credit risk of the liability is presented in OCI; and the remaining amount of the change in the fair value is presented in profit or loss. The Company records the convertible debenture at FVTPL (Note 13).

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Financial instruments (continued)

(ii)	Measurement of financial assets and liabilities

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost using the effective interest rate method less any impairment. Interest is recorded as accretion expense in profit or loss.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value, with transaction costs recognized in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise. The Company continually assesses any contingent assets to ensure that developments are appropriately reflected in the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements of the period in which the change occurs.

Financial assets at FVTOCI

Financial assets carried at FVTOCI are initially recorded at fair value, with transaction costs recognized in profit or loss. Unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTOCI are included in other comprehensive income or loss in the period in which they arise. On disposal, cumulative gains and losses of financial assets in other comprehensive income or loss are reclassified to profit and loss.

(iii)	Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. Regardless of whether credit risk has increased significantly, the loss allowance for trade receivables without a significant financing component classified at amortized cost are measured using the lifetime expected credit loss approach.

The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Financial instruments (continued)

(iv)	Equity instruments

A financial instrument is an equity instrument only if (a) the instrument includes no contractual obligation to deliver cash or another financial asset to another entity and (b) if the instrument will or may be settled in the issuer’s own equity instruments, it is either:

●	a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or
●	a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

Provision for closure and reclamation

The Company recognizes liabilities for legal or constructive obligations associated with the retirement of exploration and evaluation interests and capital assets. Insofar as the amount of the obligation can be measured with sufficient reliability, the net present value of future rehabilitation costs is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period recognized.

The net present value of the rehabilitation obligation is calculated using a pre-tax discount rate that reflects the time value of money. Environmental monitoring and basic site-maintenance costs as part of a mining process that may impact the ultimate closure and rehabilitation activities are expensed in the period incurred.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, infrastructure or technology, discount rates and estimates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision. The increase in the provision due to the passage of time is recognized as accretion expense.

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued on the date of grant and are amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received, or at the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest with the corresponding amount recorded to reserves.

Upon exercise of an equity instrument, the consideration received is recorded as capital stock, and any amounts previously recorded to reserves are reclassified to capital stock.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Share-based payments (continued)

For share-based payments in which the terms of the arrangement provide the Company with a choice of whether to settle in cash or by issuing equity instruments, the Company determines whether it has a present obligation to settle in cash. If the Company has a present obligation to settle in cash, the equity instrument is accounted for as a liability, with the fair value remeasured at the end of each reporting period and at the date of settlement, with any changes to fair value recognized in profit or loss for the period. The Company has a present obligation to settle in cash if the choice of settlement in common shares has no commercial substance, or the Company has a past practice or a stated policy of settling in cash.

If no such obligation exists, the equity instrument is accounted for as equity settled share-based payment and is measured at the fair value on the date of grant. Upon settlement:

(a)	If the Company elects to settle in cash, the cash payment is accounted for as the repurchase of an equity interest (i.e. as a deduction from equity), except as noted in (c) as below.
(b)	If the Company elects to settle by issuing equity instruments, no further accounting is required other than the reclassification of the value of the equity instrument initially recognized in reserves to capital stock, except as noted in (c) below.
(c)	If the Company elects the settlement alternative with the higher fair value, as at the date of settlement, the Company recognizes an additional expense for the excess value given (i.e. the difference between the cash paid and the fair value of the equity instruments that would otherwise have been issued, or the difference between the fair value of the equity instruments issued and the amount of cash that would otherwise have been paid, whichever is applicable).

Loss per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.

The Company uses the treasury stock method for calculating diluted loss per share. Under this method, the dilutive effect on loss per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options, warrants and similar instruments that would be anti-dilutive.

Share splits or share consolidations, where each common share in the capital of the Company is exchanged for a certain number (or fraction) of a new share in the capital of the Company, are accounted for retroactively once they have been enacted, in order to present comparable information.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Loss per share (continued)

Dilution from convertible debenture is calculated using the if-converted method, based on the number of common shares to be issued upon conversion of the convertible debenture, with a corresponding adjustment to net income for the after-tax interest expense related to the convertible debenture.

Flow-through shares

The Company has financed a portion of its exploration expenditures through the issuance of flow-through shares. Canadian income tax law permits the Company to transfer the tax deductibility of qualifying resource expenditures financed by such shares to the flow-through shareholders.

On issuance, the Company allocates the flow-through share proceeds to i) share capital, ii) warrants, if any, and iii) flow-through share premium, if any, using the residual value method. If investors pay a premium for the flow-through feature, it is recognized as a liability. Upon incurring qualifying expenditures, the Company reduces the liability and recognizes a flow-through share premium recovery. At the end of a period, the flow-through share premium liability consists of the portion of the premium on flow-through shares that corresponds to the portion of qualifying exploration expenditures that are expected to be properly incurred in the future.

Proceeds received from the issuance of flow-through shares are restricted to Canadian resource property exploration expenditures within a prescribed period. The portion of the proceeds received, but not yet expended at the year-end, is disclosed as the remaining commitment in Note 12.

The Company may also be subject to Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

Adoption of new accounting standards in 2023

The following amendments to existing standards have been adopted by the Company commencing January 1, 2023:

Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies

The Company adopted Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) from January 1, 2023. The amendments require the disclosure of 'material', rather than 'significant', accounting policies. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in Note 3 in certain instances.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Adoption of new accounting standards in 2023 (continued)

Amendments to IAS 1: Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements, titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period.

The Company retrospectively adopted these amendments to IAS 1 from January 1, 2022. The adoption of these amendments to IAS 1 had no material impact on the 2022 financial statements. Had the Company not adopted the amendments to IAS 1 in 2023, under the previous IAS 1 guidance, the convertible debenture would have been classified as a current liability as at December 31, 2023 as Management expects that the convertible debenture will be repaid during 2024 upon completion of project financing for the construction and development of the Eskay Creek project (Note 13). The amendments to IAS 1 eliminate the requirement to consider Management’s expectations of the timing and settlement of a liability when assessing the classification of a liability as current or non-current.

New standards and interpretations not yet adopted in 2023

Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements

In May 2023, the IAS issued amendments to IAS 7, Statement of Cash flows, and IFRS 7, Financial Instruments Disclosures, to provide guidance on disclosures related to supplier finance arrangements that enable the users of financial statements to assess the effects of these arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk.

The Company adopted these amendments to IAS 7 and IFRS 7 effective January 1, 2024. The Company has entered into certain equipment supplier finance arrangements in 2024. Management is currently evaluating the disclosure required under these amendments to IAS 7 and IFRS 7 for the Company’s condensed interim consolidated financial statements as at and for the three months ended March 31, 2024.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying values of the Company’s financial instruments are as follows:

Financial Instrument	Category	December 31, 2023	December 31, 2022
Cash and cash equivalents	Amortized cost	$91,135	$40,602
Marketable securities	Fair value through profit or loss	$1,554	$2,494
Receivables	Amortized cost	$957	$35
Deposits	Amortized cost	$2,102	$2,128
Contingent consideration receivable	Fair value through profit or loss	$—	$—
Accounts payable	Amortized cost	$16,074	$10,209
Convertible debenture	Fair value through profit or loss	$22,775	$—
Other liabilities	Amortized cost	$691	$2,497

For financial assets and financial liabilities at amortized cost, the fair value at initial recognition is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. The fair value of the Company’s cash and cash equivalents, receivables, deposits, accounts payable and other liabilities approximate their carrying amounts due to the short-term maturities of these instruments and/or the rate of interest being received or charged.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Valuation techniques using inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – Valuation techniques using inputs for the asset or liability that are not based on observable market data.

The carrying value of the Company’s marketable securities is based on the quoted market price of the shares in the publicly traded company to which the investment relates (Level 1).

The fair value of the contingent consideration receivable is subject to significant estimates relating to the probability of the occurrence of certain events (Level 3).

The fair value of the convertible debenture is subject to significant estimates relating to the probability and timing that (i) the Company will complete a project financing of at least US$200,000,000 during the term of the convertible debenture; and (ii) there will be a change of control, calculated using the partial differential equation approach (Level 3).

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit losses are measured using a present value and probability-weighted model that considers all reasonable and supportable information available without undue cost or effort along with information available concerning past defaults, current conditions and forecasts at the reporting date.

IFRS 9 – Financial Instruments, requires the recognition of 12 month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). There are no material expected credit losses with respect to the Company’s financial instruments held at amortized cost.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, foreign currency risk and other price risk. As at December 31, 2023, the Company is exposed to market risk on its marketable securities. A 10% decrease in the share price of the Company’s marketable securities at December 31, 2023 (Note 5) would have resulted in a $156,000 decrease to the carrying value of the Company’s marketable securities and an increase of the same amount to the Company’s unrealized loss on marketable securities.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient cash to meet liabilities when due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Liquidity risk (continued)

The undiscounted financial liabilities and commitments as of December 31, 2023 will mature as follows:

	Less than 1 year	1-5 years	Greater than 5 years	Total
Accounts payable	$16,074	$—	$—	$16,074
Commitment to spend on exploration	13,483	—	—	13,483
Reclamation and mine closure	72	251	26,707	27,030
Leases[1]	2,462	7,995	12,697	23,154
Convertible debenture[2]	—	35,371	—	35,371
Other liabilities	500	250	—	750
Total	$32,591	$43,867	$39,404	$115,862
(1)	Including non-lease components such as common area maintenance and other costs.
(2)	Principal and interest payments are presented on the basis that the convertible debenture matures in December 2028 and that the Company continues to elect to accrue interest to the principal amount and pay the principal and accrued interest upon the convertible debenture’s maturity (Note 13). While the convertible debenture has a maturity date of December 2028, Management expects that the convertible debenture will be repaid during 2024 upon completion of project financing for the construction and development of the Eskay Creek project.

5. MARKETABLE SECURITIES

	Cost	Fair Value
Balance, December 31, 2021	$3,883	$5,092
Gain on QuestEx shares held upon closing of QuestEx Transaction	—	1,247
Derecognition of QuestEx shares held upon closing of QuestEx Transaction (Note 9)	(3,415)	(5,499)
Acquired upon closing of QuestEx Transaction (Note 9)	253	253
Purchased	1,652	1,652
Sold	(8)	(11)
Realized gain	—	3
Unrealized loss	—	(243)
Balance, December 31, 2022	$2,365	$2,494
Sold	(505)	(396)
Realized loss	—	(109)
Unrealized loss	—	(435)
Balance, December 31, 2023	$1,860	$1,554

T

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

6.	RECEIVABLES

Receivables are comprised of the following:

	December 31, 2023	December 31, 2022
Mineral Exploration Tax Credit (“METC”)	$353	$3,001
Goods and services tax	1,359	2,090
PST rebate	556	556
Lease incentive receivable	905	—
Other	52	35
Total	$3,225	$5,682

7.	PREPAID EXPENSES

	December 31, 2023	December 31, 2022
Exploration and evaluation	$895	$939
General and administrative	205	317
Insurance	488	144
Total	$1,588	$1,400

8.	DEPOSITS

Deposits are amounts placed as security in conjunction with a lease for office space, as deposits with governments or insurance agencies in order to help ensure that reclamation of sites is completed, and deposits paid that relate to the construction of mine-related infrastructures. Deposits relate to the following:

	Reclamation	Office and administrative	E&E assets	Total
Balance, December 31, 2021	$2,107	$101	$—	$2,208
Acquired upon closing of QuestEx Transaction (Note 9)	201	24	—	225
Additions	—	277	—	277
Refunded	(568)	(14)	—	(582)
Balance, December 31, 2022	$1,740	$388	$—	$2,128
Additions	11	—	639	650
Reclassified to capital assets	—	(151)	—	(151)
Refunded	(516)	(9)	—	(525)
Balance, December 31, 2023	$1,235	$228	$639	$2,102

The reclamation security required under the Mines Act (British Columbia) has been provided to the Ministry of Energy, Mines and Low Carbon Innovation in the form of a surety bond. A percentage of the surety bond amount is held as collateral by the surety provider and is shown as a deposit on the Company’s statement of financial position. The Company has provided surety covering a total $20,901,000 of reclamation security at December 31, 2023 (2022 – $15,760,000).

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

9.	TRANSACTIONS WITH QUESTEX AND NEWMONT CORPORATION

QuestEx was an exploration company with mineral properties located in the Golden Triangle and Toodoggone area of British Columbia and its exploration projects included KSP, Kingpin, Sofia, Heart Peaks, Castle, Moat, Coyote, and North ROK. On June 1, 2022, the Company acquired all of the issued and outstanding common shares of QuestEx, pursuant to a court approved plan of arrangement for $0.65 cash (the “Cash Consideration”) and 0.0367 of a Skeena common share for each QuestEx common share outstanding at closing. Skeena replacement options and warrants were also issued to the holders of QuestEx options and warrants.

The QuestEx Transaction has been accounted for as an asset acquisition, as QuestEx did not meet the definition of a business under the parameters of IFRS 3, Business Combinations.

The following summarizes the consideration paid and allocation to the net assets acquired from QuestEx at closing:

Consideration paid	Note	Number of Shares Issued	Amount
Cash paid	(i)	—	$18,749
Shares issued	(ii)	1,058,597	9,178
Promissory note issued to Newmont	(iii)	—	6,257
Replacement Options	(iv)	—	267
Replacement Warrants	(v)	—	61
QuestEx shares held by Skeena prior to QuestEx Transaction (Note 8)	(vi)	—	5,499
Transaction costs	(vii)	23,956	1,239
Total		1,082,553	$41,250

Net assets (liabilities) acquired	Amount
Cash	$5,037
Marketable securities	253
Receivables	74
Prepaid expenses	43
Reclamation deposits	225
Exploration and evaluation assets	38,718
Accounts payable and accrued liabilities	(2,191)
Flow-through share premium liability	(909)
Total	$41,250

(i)	Cash paid was based upon acquiring 28,844,947 outstanding common shares of QuestEx at June 1, 2022, which excludes QuestEx common shares held by Skeena and Newmont at June 1, 2022 per (vi) and (iii) below, respectively.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

9.	TRANSACTIONS WITH QUESTEX AND NEWMONT CORPORATION (continued)
(ii)	The number of Skeena common shares issued was based upon acquiring 28,844,947 outstanding common shares of QuestEx at June 1, 2022, which excludes QuestEx common shares held by Skeena and

Newmont at June 1, 2022 per (vi) and (iii) below. The value of the share consideration was based on the market price of Skeena’s common shares on the TSX at the closing of the QuestEx Transaction.

(iii)	The Company issued a promissory note to Newmont in lieu of the cash and share consideration payable relating to QuestEx common shares held by Newmont (the “Promissory Note”). The Promissory Note did not bear any interest and was applied against the consideration due from Newmont pursuant to the Newmont Transaction.
(iv)	Skeena granted 77,158 replacement options based upon 2,102,676 outstanding options of QuestEx at June 1, 2022 (the “Replacement Options”). The Replacement Options vested immediately and have expiry dates between June 6, 2022 and December 21, 2026. The Replacement Options were valued using Black-Scholes option pricing model with the following weighted average inputs: expected life of 2.7 years, annualized volatility of 60%, dividend rate of 0% and risk-free interest rate of 2.78%.
(v)	Skeena issued 150,691 replacement warrants based upon 4,107,557 outstanding warrants of QuestEx at June 1, 2022 (the “Replacement Warrants”). The Replacement Warrants vested immediately and had expiry dates between August 20, 2022 and April 15, 2023. The Replacement Warrants were valued using Black-Scholes option pricing model with the following weighted average inputs: expected life of 0.3 years, annualized volatility of 35%, dividend rate of 0% and risk-free interest rate of 2.74%.
(vi)	As at June 1, 2022, Skeena held 5,668,642 common shares of QuestEx with a fair market value of $5,499,000 (Note 5).
(vii)	Transaction costs included $350,000 in Skeena common shares issued on the closing of the QuestEx Transaction and Newmont Transaction. Pursuant to the agreement with the advisor, the number of common shares issued was based upon the closing price of Skeena’s common shares on the TSX on March 29, 2022.

Immediately following the QuestEx Transaction, on June 1, 2022, Skeena sold certain QuestEx properties, including Heart Peaks, Castle, Moat, Coyote, and North ROK properties, and related assets (collectively, the “Northern Properties”), to an affiliate of Newmont Corporation (“Newmont”) via an asset purchase agreement for total consideration of $25,598,000 (the “Newmont Transaction”). Of the consideration totaling $25,598,000, the Company received $19,341,000, with the remaining $6,257,000 applied to settle the outstanding Promissory Note. After the closing of the Newmont Transaction, the fair value of the exploration and evaluation assets retained by Skeena amount to $13,120,000 (Note 10).

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

10.	EXPLORATION AND EVALUATION INTERESTS

Exploration and evaluation assets

	Eskay	Snip	Other	Total
Balance, December 31, 2021	$74,444	$1,087	$—	$75,531
Change of estimate to closure and reclamation (Note 15)	1,162	(153)	—	1,009
Acquisition of QuestEx properties	—	—	13,120	13,120
Additions	2,882	25	2,871	5,778
Balance, December 31, 2022	$78,488	$959	$15,991	$95,438
Change of estimate to closure and reclamation (Note 15)	6,910	510	—	7,420
Additions	15,334	—	132	15,466
Sale of royalty	(55,910)	—	—	(55,910)
Balance, December 31, 2023	$44,822	$1,469	$16,123	$62,414

Eskay Creek Property, British Columbia, Canada

On October 2, 2020, Skeena completed the acquisition of the Eskay Creek property (“Eskay”) from a subsidiary of Barrick Gold Corporation (“Barrick”). Certain of Eskay claims are subject to a 1% to 2% net smelter return (“NSR”) royalty payable to various vendors, while the entire Eskay property was subject to a 1% NSR royalty, of which 0.5% of the NSR royalty could be purchased for $17,500,000 during the 24-month period after closing (the “Barrick NSR”).

On September 23, 2022, Skeena purchased the Barrick NSR for cash consideration of $17,500,000. On December 30, 2022, Franco-Nevada Corporation (“Franco-Nevada") acquired the Barrick NSR for cash consideration of $27,000,000 and contingent cash consideration of $1,500,000 which was payable to the Company upon the completion of certain milestones (the “December 2022 Contingent Consideration”). During the year ended December 31, 2022, the Company incurred transaction costs of $37,000 and recognized a gain of $9,463,000 relating to the repurchase and resale of the Barrick NSR.

On October 28, 2022, the Company acquired the Eskay North mineral property (“Eskay North”) in the Golden Triangle area, near Eskay, from Tudor Gold Corp. for share consideration of 231,404 common shares on closing and cash consideration of $1,400,000 payable on the sixth month anniversary of the closing date (“Tudor Transaction”). Pursuant to the Tudor Transaction, the Company issued 231,404 common shares valued at $1,432,000, recognized a cash obligation of $1,400,000 which was recorded as other liabilities, and incurred transaction costs of $36,000 during the year ended December 31, 2022. Management regards Eskay North as being part of Eskay. Accordingly, the Company recognized $2,868,000 in additions to Eskay during the year ended December 31, 2022. During the year ended December 31, 2023, the Company fully paid the cash obligation of $1,400,000.

On July 7, 2023, the Company acquired five mineral claims surrounding Eskay from Eskay Mining Corp. for cash consideration of $4,000,000. The mineral claims are subject to a 2% NSR royalty, of which 1% of the NSR royalty can be purchased at any time for $2,000,000.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

10.	EXPLORATION AND EVALUATION INTERESTS (continued)

Eskay Creek Property, British Columbia, Canada (continued)

On December 18, 2023, the Company sold a 1% NSR royalty on Eskay to Franco-Nevada for cash consideration of $56,000,000 and contingent cash consideration of $3,000,000 to $4,500,000 which is payable to the Company upon completion of certain milestones (the “December 2023 Contingent Consideration”). The December 2023 Contingent Consideration replaced the December 2022 Contingent Consideration. The Company incurred $90,000 in transaction costs pursuant to the closing of the transaction. As of December 31, 2023, none of the December 2023 Contingent Consideration milestones have been met.

During the year ended December 31, 2023, the Company incurred and capitalized $11,334,000 (2022 - $nil) relating to earthworks for certain infrastructure at Eskay.

Snip Property, British Columbia, Canada

On July 19, 2017, the Company completed the final share payment under its option to acquire a 100% interest in the Snip property (“Snip”) from Barrick. The optioned property consists of one mining lease, holding the former Snip gold mine and four mineral tenures located in the Golden Triangle of British Columbia.

Barrick retained a 1% NSR royalty on the property. Alternatively, subject to Skeena delineating in excess of 2,000,000 ounces of gold, Barrick may exercise its right to purchase a 51% interest in Snip in exchange for paying the Company three times the costs incurred by the Company in exploring and developing the property (the “Barrick Option”), following which the parties would form a joint venture and Barrick would relinquish its 1% NSR royalty. In addition, an unrelated historic 3% royalty exists on gold recovered from ore containing at least 0.3 ounces of gold per ton.

On October 16, 2018, Skeena closed an agreement with Hochschild Mining Holdings Limited (“Hochschild”) under which the Company granted Hochschild an option to earn 60% of Skeena’s interest in Snip (the “Hochschild Option”). On October 14, 2021, Hochschild exercised the Hochschild Option. Pursuant to the agreement, Hochschild would need to incur expenditures of approximately $100 million during the option period. During the year ended December 31, 2023, Hochschild terminated its right to earn 60% of Snip.

Other properties

On June 1, 2022, Skeena acquired a 100% interest in four properties upon its acquisition of QuestEx (Note 9). The properties are located in the Golden Triangle and Liard Mining Division of British Columbia. The properties are subject to a 2% NSR royalty, of which half or all of the NSR royalty can be purchased for $1,000,000 to $6,000,000.

On October 18, 2022, the Company acquired three properties in the Golden Triangle area that are located on either side of Newcrest and Imperial Metals’ Red Chris mine (“Red Chris”), approximately 20km southeast of the village of Iskut, from Coast Copper Corp. for $3,000,000, payable in six equal payments of $250,000 in cash and $250,000 in common shares based on the 20-day volume weighted average trading price on the TSX, at closing and at each six-month anniversary of closing (the “Coast Copper Transaction”).

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

10.	EXPLORATION AND EVALUATION INTERESTS (continued)

Other properties (continued)

Accordingly, the Company paid $250,000, issued 39,936 common shares valued at $238,000, recognized a cash obligation of $1,079,000 which was recorded as other liabilities, and recognized a commitment to issue shares of $1,250,000 during the year ended December 31, 2022. The fair value of the cash obligation represents the present value of the remaining five payments using a discount rate of 10% per annum. The Company incurred transaction costs of $54,000 relating to the Coast Copper Transaction. One of the properties is subject to a 2% NSR royalty, which can be purchased for $2,000,000 within 120 days of commercial production. During the year ended December 31, 2023, the Company paid $500,000 and issued 70,285 common shares in satisfaction of the second and third payments.

Exploration and evaluation expenses

Year ended December 31, 2023	Eskay	Snip	Other	Total
Accretion (Note 14)	$207	$—	$—	$207
Assays and analysis/storage	1,667	36	494	2,197
Camp and safety	470	—	7	477
Claim renewals and permits	1,013	82	36	1,131
Community relations	60	—	10	70
Depreciation (Note 11)	2,008	—	—	2,008
Drilling	16,233	11	93	16,337
Electrical	15	—	—	15
Environmental studies	20,563	358	—	20,921
Equipment rental	1,370	10	105	1,485
Fieldwork, camp support	8,630	101	1,408	10,139
Fuel	3,599	10	147	3,756
Geology, geophysics, and geochemical	20,684	236	292	21,212
Helicopter	3,222	69	624	3,915
Metallurgy	848	23	—	871
Part XII.6 tax, net of METC	(447)	—	(81)	(528)
Share-based payments (Note 20)	3,131	—	—	3,131
Transportation and logistics	4,275	—	236	4,511
Total for the year	$87,548	$936	$3,371	$91,855

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

10.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses (continued)

Year ended December 31, 2022	Eskay	Snip	Other	Total
Accretion (Note 14)	$63	$—	$—	$63
Assays and analysis/storage	3,728	239	102	4,069
Camp and safety	2,985	—	1	2,986
Claim renewals and permits	900	57	—	957
Community relations	—	—	18	18
Depreciation (Note 11)	1,623	—	—	1,623
Drilling	13,131	—	1,681	14,812
Electrical	403	—	—	403
Environmental studies	8,515	54	—	8,569
Equipment rental	3,272	3	12	3,287
Fieldwork, camp support	17,746	104	135	17,985
Fuel	3,707	—	284	3,991
Geology, geophysics, and geochemical	17,909	18	273	18,200
Helicopter	4,441	—	960	5,401
Metallurgy	676	—	—	676
Part XII.6 tax, net of METC and sales tax recovery	36	—	(250)	(214)
Share-based payments (Note 20)	3,584	—	—	3,584
Transportation and logistics	4,081	—	1,111	5,192
Total for the year	$86,800	$475	$4,327	$91,602

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

11.	CAPITAL ASSETS

					Right-of-Use
	Computer			Right-of-Use	Asset –
	Hardware		Buildings &	Asset – Office	Equipment	Leasehold
Cost	& Software	Equipment	Structures	Leases	Leases	Improvements	Total
Balance, December 31, 2021	$193	$2,749	$12,632	$1,776	$1,944	$2,797	$22,091
Additions	42	459	713	1,443	1,354	—	4,011
Transfer on purchase	—	—	4,466	—	(1,669)	(2,797)	—
Disposal	—	(545)	—	—	—	—	(545)
Derecognition	—	—	—	—	(275)	—	(275)
PST rebate	—	(48)	(89)	—	—	—	(137)
Balance, December 31, 2022	$235	$2,615	$17,722	$3,219	$1,354	$—	$25,145
Additions	—	2,304	3,325	6,716	161	2,692	15,198
Transfer on purchase	—	102	—	—	(102)	—	—
Derecognition	(235)	(98)	—	—	—	—	(333)
Balance, December 31, 2023	$—	$4,923	$21,047	$9,935	$1,413	$2,692	$40,010
Accumulated depreciation
Balance, December 31, 2021	$152	$748	$512	$759	$651	$494	$3,316
Depreciation – G&A	14	5	—	257	13	—	289
Depreciation – E&E	—	383	883	88	177	92	1,623
Transfer on purchase	—	112	1,114	—	(640)	(586)	—
Disposals	—	(203)	—	—	—	—	(203)
Derecognition	—	—	—	—	(116)	—	(116)
Balance, December 31, 2022	$166	$1,045	$2,509	$1,104	$85	$—	$4,909
Depreciation – G&A	21	4	—	334	4	29	392
Depreciation – E&E	—	381	933	331	352	11	2,008
Transfer on purchase	—	14	—	—	(14)	—	—
Derecognition	(187)	(81)	—	—	—	—	(268)
Balance, December 31, 2023	$—	$1,363	$3,442	$1,769	$427	$40	$7,041
Carrying value
Balance, December 31, 2022	$69	$1,570	$15,213	$2,115	$1,269	$—	$20,236
Balance, December 31, 2023	$—	$3,560	$17,605	$8,166	$986	$2,652	$32,969

12.	FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability related to flow-through share issuances:

Balance, December 31, 2021	$12,413
Assumption of flow-through share premium liability upon acquisition of QuestEx (Note 9)	909
Creation of flow-through share premium liability on issuance of flow-through shares	4,561
Settlement of flow-through share premium liability pursuant to qualified expenditures	(13,326)
Balance, December 31, 2022	$4,557
Creation of flow-through share premium liability on issuance of flow-through shares	3,658
Settlement of flow-through share premium liability pursuant to qualified expenditures	(5,078)
Balance, December 31, 2023	$3,137

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

12.	FLOW-THROUGH SHARE PREMIUM LIABILITY (continued)

Issued during the year ended December 31, 2022: As a result of the issuance of flow-through shares during the year ended December 31, 2022, the Company had a commitment to incur $18,040,000 in qualifying Canadian exploration expenses (“CEE”) on or before December 31, 2023. As of December 31, 2022, the remaining commitment was $18,007,000, which was fully satisfied during the year ended December 31, 2023.

Issued during the year ended December 31, 2023: As a result of the issuance of flow-through shares during the year ended December 31, 2023, the Company had a commitment to incur $15,275,000 in qualifying CEE on or before December 31, 2024. During the December 31, 2023, $1,792,000 of this commitment was satisfied, with $13,483,000 of this commitment remaining as of December 31, 2023.

13.	CONVERTIBLE DEBENTURE

Balance, December 31, 2021 and 2022	$—
Recognition of liability	22,611
Change in fair value	164
Balance, December 31, 2023	$22,775

On December 18, 2023, the Company issued an unsecured convertible debenture to Franco-Nevada for cash proceeds of $25,000,000 (the "Debenture"). The Debenture matures on the earlier of: (i) five years; or (ii) the completion of project financing of at least US$200,000,000 for the construction and development of the Eskay Creek project. The Debenture bears interest of 7% per annum, payable every calendar quarter. The Company has the option quarterly to elect to pay the interest in cash or accruing it to the principal amount of the Debenture and paying it upon the Debenture’s maturity. In December 2023, the Company elected to accrue the interest.

Franco-Nevada has the option (“conversion option”), at any time, to convert some or all of the outstanding principal amount of the Debenture into common shares at a conversion price of $7.70 per common share (the "conversion price"). After the third anniversary of the issuance of the Debenture, the Debenture may be redeemed in whole or in part from time to time at the Company's option (“redemption option”) at a price equal to the principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the common shares on the TSX for the previous 20 consecutive trading day period is more than 135% of the conversion price.

Upon any occurrence of a change of control, Franco-Nevada has the option to require the Company to purchase the Debenture in cash by payment of: (i) 130% of the principal amount, plus any accrued or unpaid interest, if the change of control occurred on or prior to the third anniversary of the issuance of the Debenture; or (ii) 115% of the principal amount, plus any accrued and unpaid interest, if the change of control occurred at any time thereafter.

The Company must comply with certain covenants. As at December 31, 2023, the Company was in compliance with those covenants.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

13.	CONVERTIBLE DEBENTURE (continued)

Management determined that the Debenture is a compound instrument that includes liability and equity components. The liability component of the Debenture contains multiple embedded derivatives. Management designated the liability component at FVTPL and as a result, the liability will be revalued at the end of each reporting period. Realized and unrealized gains and losses arising from changes in the fair value of the liability are included in profit or loss in the period in which they arise. The conversion option was determined by Management to meet the criteria to be classified as an equity component of the Debenture.

Significant judgements applied by Management in valuing the liability component included assigning probabilities to the likelihood and timing of (i) the Company completing a project financing of at least US$200,000,000 during the term of the Debenture; and (ii) a change of control event occurring during the term of the Debenture. The valuation of the liability component and the conversion option equity component were sensitive to the probabilities assigned by Management.

At initial recognition, the Debenture proceeds of $25,000,000 were allocated by Management between the liability component ($22,611,000) and the conversion option equity component ($2,389,000) recorded in Reserves. Management determined the fair values of the liability and equity components by using the partial differential equation approach.

Transaction costs directly attributable to the Debenture of $51,000 were allocated between the liability component ($47,000, which were immediately expensed) and the equity component ($4,000) in proportion to the allocation of the Debenture proceeds between those components at initial recognition. Deferred tax expense of $644,000 was recorded in Reserves at initial recognition as a result of recording a deferred tax liability for the temporary difference between the amount recorded for the conversion option equity component of the Debenture in the financial statements and the corresponding amount computed for income tax purposes.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

14.	LEASE LIABILITIES

The Company has recognized lease liabilities on its office and equipment leases:

	Office	Equipment	Total
Balance, December 31, 2021	$1,144	$168	$1,312
Recognition of liability	1,392	1,354	2,746
Lease payments	(357)	(120)	(477)
Derecognition	—	(155)	(155)
Accretion – G&A	72	1	73
Accretion – E&E	29	34	63
Balance, December 31, 2022	$2,280	$1,282	$3,562
Recognition of liability	6,498	160	6,658
Lease payments	(485)	(506)	(991)
Accretion – G&A	170	1	171
Accretion – E&E	112	95	207
Balance, December 31, 2023	$8,575	$1,032	$9,607

Current lease liabilities	$243	$302	$545
Long-term lease liabilities	2,037	980	3,017
Total lease liabilities, December 31, 2022	$2,280	$1,282	$3,562

Current lease liabilities	$717	$344	$1,061
Long-term lease liabilities	7,858	688	8,546
Total lease liabilities, December 31, 2023	$8,575	$1,032	$9,607

During the year ended December 31, 2023, the Company entered into a new lease agreement for an office space which commenced on November 1, 2023 and ends on July 30, 2038.

15.	PROVISION FOR CLOSURE AND RECLAMATION

The following is a continuity schedule of the provisions for closure and reclamation:

	Eskay	Snip	Total
Balance, December 31, 2021	$2,353	$2,798	$5,151
Change in estimate	1,162	(153)	1,009
Balance, December 31, 2022	$3,515	$2,645	$6,160
Change in estimate	6,910	510	7,420
Accretion	43	31	74
Balance, December 31, 2023	$10,468	$3,186	$13,654

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

15.	PROVISION FOR CLOSURE AND RECLAMATION (continued)

The Company periodically updates information and inputs in order to enable it to refine its estimate of the present value of its future closure and reclamation obligations. Inputs include anticipated costs of required remediation work and environmental monitoring as well as the pre-tax real discount rate used (2023 – 1.47%, 2022 – 1.19%). During the year ended December 31, 2023, the increase in provision reflected the significant disturbance in Eskay.

16.	CAPITAL STOCK AND RESERVES

Authorized – unlimited number of voting common shares without par value.

Private placements and bought deal offerings

Transactions during the year ended December 31, 2023

On May 24, 2023, the Company closed a bought deal public offering, whereby gross proceeds of $73,537,000 were raised by the issuance of 10,005,000 common shares at a price of $7.35 per common share.

On October 10, 2023, the Company closed a non-brokered private placement offering, whereby gross proceeds of $4,541,000 were raised by the issuance of 259,066 flow-through shares at a price of $8.44 per flow-through share and 249,409 flow-through shares at a price of $9.44 per flow-through share.

On December 27, 2023, the Company closed a non-brokered private placement offering, whereby gross proceeds of $10,734,000 were raised by the issuance of 892,461 flow-through shares at a price of $8.80 per flow-through share and 366,248 flow-through shares at a price of $7.865 per flow-through share.

During the year ended December 31, 2023, the Company incurred share issue costs of $4,142,000 and raised total gross proceeds of $88,812,000.

Transactions during the year ended December 31, 2022

On September 23, 2022, the Company closed a bought deal public offering, whereby gross proceeds of $34,500,000 were raised by the issuance of 5,702,479 common shares at a price of $6.05 per common share.

On November 16, 2022, the Company closed a non-brokered private placement offering, whereby gross proceeds of $5,000,000 were raised by the issuance of 250,784 flow-through shares at a price of $7.975 per flow-through share and 333,334 flow-through shares at a price of $9.00 per flow-through share.

On December 16, 2022, the Company closed a non-brokered private placement offering, whereby gross proceeds of $10,000,000 were raised by the issuance of 1,000,000 flow-through shares at a price of $10.00 per flow-through share.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

16.	CAPITAL STOCK AND RESERVES (continued)

Private placements and bought deal offerings (continued)

Transactions during the year ended December 31, 2022 (continued)

On December 22, 2022, the Company closed a non-brokered private placement offering, whereby gross proceeds of $3,040,000 were raised by the issuance of 283,286 flow-through shares at a price of $10.73 per flow-through share.

During the year ended December 31, 2022, the Company incurred share issuance costs of $2,753,000 and raised total gross proceeds of $52,540,000.

Tahltan Investment Rights

On April 16, 2021, the Company entered into an investment agreement with the Tahltan Central Government (“TCG”), pursuant to which TCG invested $5,000,000 into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right will vest by converting into one common share upon the achievement of key Company and permitting milestones (“Milestones”), or over time, as follows:

●	119,785 Rights: earlier of Milestone 1 achievement or April 16, 2023;
●	119,785 Rights: earlier of Milestone 2 achievement or April 16, 2023;
●	79,857 Rights: earlier of Milestone 3 achievement or April 16, 2023; and
●	79,858 Rights: earlier of Milestone 4 achievement or April 16, 2024.

As of December 31, 2023, Milestones 2 and 3 set forth within the agreement were met. During the year ended December 31, 2023, Milestone 1 was met, resulting in the conversion of 119,785 Rights into 119,785 common shares of the Company. As of December 31, 2023, only Milestone 4 has not been achieved.

Share-based payments

During the year ended December 31, 2023, the Company adopted the 2023 Omnibus Equity Incentive Plan (“Omnibus Plan”), which governs the terms of stock options, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”). Any awards granted after the effective date of the Omnibus Plan fell under the Omnibus Plan.

Stock options

The stock options have a maximum expiry date period of 5 years from the grant date. The Company determines the fair value of the stock options granted using the Black-Scholes option pricing model.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

16.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

Restricted share units and performance share units

Upon each vesting date, participants will receive, at the sole discretion of the Board of Directors: (a) common shares equal to the number of RSUs or PSUs that vested; (b) cash payment equal to the 5-day volume weighted average trading price of common shares; or (c) a combination of (a) and (b). For RSUs classified as equity settled share-based payments, the Company determines the fair value of the RSUs granted using the Company’s share price on grant date. For PSUs granted during the year, the fair values were determined using the Company’s share price on grant date.

Deferred share units

The DSUs are granted to independent members of the Board of Directors. The DSUs vest immediately and have all of the rights and restrictions that are applicable to RSUs, except that the DSUs may not be redeemed until the participant has ceased to hold all offices, employment and directorships with the Company. For DSUs classified as equity settled share-based payments, the Company determines the fair value of the DSUs granted using the Company’s share price on grant date.

Share purchase warrant, RSU, PSU and DSU and stock option transactions are summarized as follows:

	Warrants		RSUs	PSUs	DSUs	Stock Options
		Weighted					Weighted
		Average					Average
	Number	Exercise Price	Number	Number	Number	Number	Exercise Price
Outstanding, December 31, 2021	2,812,500	$10.80	56,074	—	—	5,275,124	$10.18
Granted	—	$—	1,836,766	—	—	399,306	$8.61
Replacement warrants and options pursuant to acquisition of QuestEx (Note 9)	150,691	$14.19	—	—	—	77,158	$9.87
Exercised	(2,812,500)	$10.80	(48,074)	—	—	(479,169)	$5.19
Cancelled	(137,868)	$14.88	(8,945)	—	—	(238,994)	$11.80
Outstanding, December 31, 2022	12,823	$6.77	1,835,821	—	—	5,033,425	$10.44
Granted	—	$—	607,750	770,000	86,257	485,151	$6.80
Exercised	(9,657)	$6.81	(400,776)	—	—	(267,524)	$3.86
Cancelled	(3,166)	$6.57	(197,456)	—	—	(351,134)	$11.80
Outstanding, December 31, 2023	—	$—	1,845,339	770,000	86,257	4,899,918	$10.34
Exercisable, December 31, 2023	—	$—	—	—	—	3,755,055	$10.48

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

16.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

The weighted average share price at the date of exercise of the stock options was $7.46 during the year ended December 31, 2023 (2022 – $15.13). The weighted average share price at the date of exercise of the warrants was $7.69 during the year ended December 31, 2023 (2022 – $15.78).

As at December 31, 2023, stock options, RSUs, and PSUs outstanding and exercisable were as follows:

			Weighted Average
	Exercise Price		Remaining Life
	($/Share)	Outstanding	(Years)	Exercisable
Stock options	1.00 - 5.00	789,427	1.20	789,427
	5.01 - 10.00	738,359	4.19	115,948
	10.01 - 15.00	3,372,132	2.32	2,849,680
		4,899,918	2.42	3,755,055

Restricted share units		1,845,339	0.85	—

Performance share units		770,000	1.72	—

Share-based payments expense consists of:

	2023	2022
Stock options	$2,697	$6,775
Restricted share units	8,591	4,196
Performance share units	624	—
Deferred share units	75	—
	$11,987	$10,971

Recorded in exploration and evaluation expense	$3,131	$3,584
Recorded in general and administrative expense	8,856	7,387
	$11,987	$10,971

The weighted average fair value per unit of the Company's stock options and share units granted during the year were as follows:

	2023	2022
Stock options	$3.33	$4.33
Restricted share units	$8.15	$8.64
Performance share units	$6.04	$—
Deferred share units	$6.09	$—

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

16.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

Share purchase warrant and stock option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Weighted average inputs used were as follows:

	Warrants		Stock Options
	2023	2022	2023	2022
Expected life (years)	—	0.3	3.5	3.4
Annualized volatility	—	35.00%	59.03%	67.00%
Dividend rate	—	0.00%	0.00%	0.00%
Risk-free interest rate	—	2.74%	4.42%	2.92%

17.	CAPITAL RISK MANAGEMENT

The Company manages its common shares, options, warrants, RSUs, PSUs and DSUs as capital. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. When managing the capital structure, the Company’s competing objectives are to safeguard its ability to continue as a going concern in order to actively pursue the exploration and development of its projects and to minimize the number of shares issued. The Company has not established any quantitative capital management criteria as the competing objectives require subjective analysis.

The Company is not subject to any externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size and stage of the Company, is reasonable. There has been no change to the Company’s capital risk management approach for the year ended December 31, 2023.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

18.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions during the years ended December 31, 2023 and 2022 that were not presented elsewhere in the consolidated financial statements are as follows:

	2023	2022
Capital asset additions in accounts payable and accrued liabilities	$750	$205
Leasehold improvement allowance in receivables	$905	$—
Share issue costs in accounts payable and accrued liabilities	$85	$99
Transaction costs on issuance of convertible debenture in accounts payable and accrued liabilities	$51	$—
Additions to exploration and evaluation assets in accounts payable and accrued liabilities	$1,112	$—
Deposits reclassified to capital assets	$151	$—
Transaction costs on sale of NSR royalty in accounts payable and accrued liabilities	$90	$—
Settlement of accrued directors fees through issuance of RSUs	$450	$735

During the years ended December 31, 2023 and 2022, the Company did not make any payments towards interest or income taxes.

19.	INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 27.00% (2022 – 27.00%) to income before income taxes. The reasons for the differences are as follows:

	2023	2022
Loss before income tax	$(109,624)	$(88,890)
Statutory income tax rate	27.00%	27.00%
Expected income tax benefit	(29,599)	(24,000)
Items not deductible for income tax purposes	3,351	2,939
Non-taxable items	(1,377)	(3,733)
Flow-through share issuances	4,898	10,562
QuestEx acquisition	—	459
Other	(776)	(744)
Change in unrecognized deferred tax assets	22,859	14,517
Deferred income tax recovery	$(644)	$—

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

19.	INCOME TAXES (continued)

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes give rise to the following deferred tax assets and liabilities:

Deferred tax assets (liabilities)	2023	2022
Non-capital losses	$5,666	$2,707
Share issue costs	56	95
Capital assets	2	—
Exploration and evaluation assets	(2,662)	(2,781)
Right-of-use assets	(2,399)	—
Convertible debenture	(644)	—
Net capital losses	(19)	(21)
	$—	$—

The Company recognizes a deferred tax asset on unused tax losses or other deductible amounts only when the Company expects to have future taxable profit against which the amounts could be utilised. The Company’s unrecognized deductible temporary differences for which no deferred tax asset is recognized consist of the following amounts:

	2023	2022
Non-capital losses	$146,678	$150,701
Exploration and evaluation assets	94,398	28,742
Provision for closure and reclamation	13,653	6,160
Capital assets	18,228	4,819
Share issue costs	7,163	5,861
Net capital losses	2,424	1,598
	$282,544	$197,881

The Company’s non-capital tax losses as at December 31, 2023 will expire between 2026 and 2043.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

20.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the years ended December 31, 2023 and 2022 is as follows:

	2023	2022
Director remuneration	$954	$817
Officer & key management remuneration[1]	$3,242	$3,505
Termination benefits	$675	$—
Share-based payments	$7,504	$7,218

(1) Remuneration consists exclusively of salaries, bonuses, and health benefits, for officers and key management. These costs are components of both administrative wages and exploration expenses categories in the consolidated statement of loss and comprehensive loss.

Share-based payment expenses to related parties recorded in exploration and evaluation expense and general and administrative expense during the years ended December 31, 2023 and 2022 are as follows:

	2023	2022
Exploration and evaluation expense	$685	$1,530
General and administrative expense	$6,819	$5,688

Recoveries

During the year ended December 31, 2023, the Company recovered $6,000 (2022 – $10,000) in salary recoveries from a company with common officer as a result of billing employee time for services provided. The salary recoveries were recorded in administrative compensation expense.

Receivables

Included in receivables at December 31, 2023 is $nil (2022 – $6,000) due from companies with common directors or officers, in relation to salary and other recoveries.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at December 31, 2023 is $1,004,000 (2022 – $708,000) due to key management personnel in relation to key management compensation noted above.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

21.	CONTINGENCIES

Due to the nature of Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

On February 7, 2022, the Chief Gold Commissioner of the province of British Columbia determined that the Company does not own the mineral rights to materials previously deposited in the Albino Lake Storage Facility by Barrick. The Company is appealing this decision through the courts. As the materials contained in the Albino Lake Storage Facility were not included in the Company’s Eskay Creek Prefeasibility Study, Feasibility Study and updated Feasibility Study, the outcome of this matter is not expected to have any effect on the carrying value of Eskay.

22.	SUBSEQUENT EVENTS

On January 28, 2024, the Company granted 822,093 stock options, 323,940 RSUs and 105,079 DSUs to various directors, officers, employees and consultants of the Company. The stock options and RSUs vest over a 36-month period, with one third of the stock options and RSUs vesting on each anniversary of the grant. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $5.71 per common share. In addition to the vesting period above, the stock options and RSUs granted to senior management will only vest upon the Company raising at least $65,000,000. The Board of Directors also approved to grant 199,912 RSUs to an officer of the Company, with the RSUs to be granted upon meeting certain regulatory conditions and to vest on December 10, 2024 upon the Company raising at least $65,000,000.

On January 28, 2024, the Company also granted 200,000 stock options to a consultant of the Company. The options have a term of 5 years and vest over a 24-month period, with one quarter of the stock options vesting every 6 months from the date of grant. Each option allows the holder to purchase one common share of the Company at a price of $5.71 per common share.